UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-43468

TURBOGEN LTD.

(Translation of registrant’s name into English)

22 Efal Street, Kiryat Aryeh,

Petah Tikva, 4951122 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F          ☐ Form 40-F

CONTENTS

On October 5, 2026, TugboGen Ltd. issued a press release titled “TurboGen Announces New Agreement with Leading Engineering and Manufacturing Company for Serial Development and Manufacturing of Its 20kW Systems for the Defense and Civilian Markets,” which is attached hereto as Exhibit 99.1.

Exhibit No.
99.1	Press Release issued by TurboGen Ltd. titled “TurboGen Announces New Agreement with Leading Engineering and Manufacturing Company for Serial Development and Manufacturing of Its 20kW Systems for the Defense and Civilian Markets.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURBOGEN LTD.

Date: October 5, 2026	By:	/s/ Yaron Gilboa
		Name:	Yaron Gilboa
		Title:	Chief Executive Officer

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